

November 29, 2019

Samer Tawfik
President, Chief Executive Officer and Chairman
LMP Automotive Holdings Inc.
601 N. State Road 7
Plantation, FL 33317

      Re: LMP Automotive Holdings Inc.
         Amendment No. 7 to Registration Statement on Form S-1
         Filed November 26, 2019
         File No. 333-232172

Dear Mr. Tawfik:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

Prospectus Cover Page

1.   We note your disclosure that you have applied to list your common stock on Nasdaq, "subject to [y]our raising a minimum of $11.5 million in this offering to meet Nasdaq's requirement that [you] have at least $15,000,000 in unrestricted publicly held shares following the closing." Please provide more detail regarding how you will satisfy Nasdaq's requirement that you have at least $15 million in unrestricted publicly held shares, in the event that you raise only $11.5 million in this offering. Include a description of any shares held by non-affiliates that are currently issued and outstanding, and describe how you value those shares.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ali Panjwani